UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)


                                 CANDIE'S, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   137409 10 8
                                 (CUSIP Number)

                               Joshua Jaffe, Esq.
                        Blank Rome Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5425
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                        October 26, 2001; April 23, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO.   137409 10 8                                       Page 2 of 6 Pages


________________________________________________________________________________

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     NEIL COLE

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)|_|

     (b)  |_|

________________________________________________________________________________

3    SEC USE ONLY



________________________________________________________________________________

4    SOURCE OF FUNDS*

     N/A

________________________________________________________________________________

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|


________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              3,558,800 (includes 3,095,875 shares issuable upon
                         exercise of options)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              3,095,875 (represents shares issuable upon
                         exercise of options)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         0
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,558,800 (includes 3,095,875 shares issuable upon exercise of options)

________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|


________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.4%

________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________


                                Page 2 of 6 Pages

     This Amendment No. 2 amends and supplements the Schedule 13D, as previously amended (the "Schedule 13D"), heretofore filed by Neil Cole (the "Reporting Person") with the Securities and Exchange Commission with respect to the common stock, $.001 par value, ("Candie's Common Stock") of Candie's, Inc., a Delaware corporation (the "Company"). Except as amended hereby, there has been no change in the information contained in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

     The options referred to in item 4 below were granted by the Company to the Reporting Person in his capacity as an employee and officer of the Company as performance incentives.

Item. 4 Purpose of Transaction.
        ----------------------

     As noted in Item 3 above, the options grants which are being reported herein were granted to the Reporting Person by the Company in his capacity as an employee and officer of the Company as an incentive to his performance. As noted below, certain of the options have been granted in connection with a new employment agreement between the Company and the Reporting Person. The Reporting Person may make purchases of Candie's Common Stock from time to time through the exercise of options or otherwise and may dispose of the shares of Candie's Common Stock held by him from time to time or at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to, in paragraphs (b) through (j) of this Item 4 of Schedule 13D. The Reporting Person may review or reconsider his position with respect to the Company or to formulate plans or proposals with respect to any such matter, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) - (b)

     Beneficial ownership is calculated based upon 25,619,853 shares of Candie's Common Stock outstanding on October 30, 2002.

     As of the date of this Amendment No. 2 the Reporting Person beneficially owned 3,558,800 shares of Candie's Common Stock, representing 12.4% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of Candie's Common Stock. Said securities consist of (i) 462,925 shares owned by the former wife of the Reporting Person as to which shares the Reporting Person has voting but no dispositive power; and (ii) 3,095,875 shares of Candie's Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof, as follows:

                                Page 3 of 6 Pages

  No. of Underlying Shares
     of Common Stock                     Exercise Price      Expiration Date

        400,000                               $3.50           January 15, 2003
        400,000                               $1.50           November 29, 2004
         10,000                               $1.25           December 20, 2004
        253,750                               $3.50           March 9, 2008
        400,000                               $3.50           September 11, 2008
        650,000                               $3.50           October 14, 2008
         10,000                               $3.50           December 11, 2008
         25,000                               $0.9688         January 31, 2010
        321,625                               $1.125          July 18, 2010
        260,500                               $1.25           August 18, 2010
        350,000                               $2.30           October 26, 2011
         15,000                               $4.41           May 22, 2012


     With respect to the shares described in clause (i) above, the Reporting Person may be deemed to be the beneficial owner of such shares by virtue of his having the right to vote the shares.

     In addition to the foregoing, in connection with the Reporting Person's current employment agreement, the Reporting Person has been granted options to purchase an additional 600,000 shares of Candie's Common Stock at an exercise price of $2.75 per share. These options vest in three equal annual installments of 200,000 shares commencing on February 1, 2003, and expire on April 23, 2012.

     Except for the 462,925 shares owned by his former wife, the Reporting Person has the sole power to vote and dispose of all the shares of Candie's Common Stock to which this statement relates.


                                Page 4 of 6 Pages

     (c) Since the date of the last Schedule 13D filed by the  Reporting  Person
(i) the Reporting Person, during 2001, transferred all of the shares of Candie's Common Stock owned of record by the Reporting Person to his former wife who has dispositive power but not voting power over such shares. The Reporting Person has retained the right to vote such transferred shares which are still owned by his former wife which equal 462,925 shares as of the date of this amended report, (ii) options to purchase 1,022,375 shares of Candie's Common Stock have expired and (iii) options to purchase an aggregate of 1,982,125 shares of Candie's Common Stock were granted to the Reporting Person by the Company.

     Other than as set forth above, since the original amended Schedule 13-D, the Reporting Person has not acquired or disposed of any shares of Candie's Common Stock.

     (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Candie's Common Stock beneficially owned by the Reporting Person, other than the Reporting Person's former wife, who has the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale from 462,925 shares of Candie's Common Stock owned by her as to which the Reporting Person has sole voting but no dispositive power.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Person ceased to be the owner of more than five percent of the Candie's Common Stock.


                                Page 5 of 6 Pages

                                    SIGNATURE


     After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 12, 2002


                            /s/ Neil Cole
                            --------------------
                            NEIL COLE













                                Page 6 of 6 Pages